Exhibit – 11

DIODES INCORPORATED AND SUBSIDIARIES

COMPUTATION OF EARNINGS PER SHARE
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,

	2003	2004	2003	2004

BASIC
Weighted average number of common shares outstanding used in computing basic earnings per share	12,678,194	13,265,146	12,575,166	13,180,992

Net income	$2,172,000	$6,123,000	$4,094,000	$ 10,980,000

Basic earnings per share	$0.17	$0.46	$0.33	$ 0.83

DILUTED
Weighted average number of common shares outstanding used in computing basic earnings per share	12,678,194	13,265,146	12,575,166	13,180,992
Assumed exercise of stock options	1,590,206	2,064,614	1,483,595	2,125,097

	14,268,400	15,329,760	14,058,761	15,306,089

Net income	$2,172,000	$6,123,000	$4,094,000	$ 10,980,000

Diluted earnings per share	$0.15	$0.40	$0.29	$ 0.72